Exhibit 99.1



[GRAPHIC OMITTED]

                              FOR IMMEDIATE RELEASE

CONTACT IN KOREA                            CONTACT IN U.S.
Korea Thrunet Co., Ltd.                     The Global Consulting Group
KD Park                                     Mark Jones
Investor Relations                          Investor Relations
kdpark@corp.thrunet.com                     mark.p.jones@tfn.com
-----------------------                     --------------------
822-3488-8826                               212-807-5027


     Korea Thrunet has filed Petitions for a Stay Order and Commencement of
                          Reorganization Proceedings.


Seoul and New York, March 3, 2003 - Korea Thrunet Co., Ltd. (Nasdaq:KOREA) (the "Company" or "Thrunet"), a major provider of broadband Internet-access services in Korea, today announced that the Company has filed petitions for a stay order and for the commencement of reorganization proceedings with the Bankruptcy Division of the Seoul District Court on March 3, 2003.

Under the Corporate Reorganization Act of Korea (the "Act"), the bankruptcy court, at its sole discretion, decides whether or not to issue a stay order within 14 days from the filing of such petition, and whether or not to issue an order of commencement within 30 days from the filing of such petition. At the time of the issue of such order of commencement, the bankruptcy court also appoints one or more administrators (who are comparable to "trustees" under U.S. bankruptcy law) who, subject to certain approvals and supervisions of the bankruptcy court, have exclusive power and capacity to conduct the business of the Company and to manage and dispose of any and all properties of the Company.

Joseph Yoon, Ph.D, Executive Vice President of the Company, who is in charge of Investor Relations, stated, "Since the end of FY2001, Korea Thrunet has gradually improved its financial structure by reducing liabilities by approximately 50%, by implementing a corporate restructuring plan, and by taking other steps such as non-core asset sales."

Mr. Yoon continued, "The Company believes that the going concern value of Thrunet is greater than its liquidation value and has therefore filed a petition for the commencement of reorganization proceedings. If the court approves the Company's petition, we believe it will provide an opportunity to restructure our debt obligations falling due within the 2003 fiscal year, and allow us to continue providing quality Internet Access Service to customers by using the cash from operating activities."

Founded in July 1996, Korea Thrunet Co., Ltd. is a major provider of broadband Internet access services in Korea. The first to offer broadband Internet services in Korea, Thrunet has 1,300,118 paying end-users at the end of January 2003. Thrunet service features "always-on" Internet access at speeds up to 100 times faster than traditional dial-up Internet access.

This release contains forward-looking statements that are subject to significant risks and uncertainties. Important factors which could cause actual result to differ materially from those in the forward-looking statements, include but are not limited to: the Company's history of operating losses and expected future losses which could impede its ability to address the risks and difficulties encountered by companies in new and rapidly evolving markets; the Company's future operating results could fluctuate which may cause volatility or a decline in the price of the Company's stock; the possibility that the Company may not be able to price its services above the overall cost of bandwidth causing its financial results to suffer; the possibility that the Company may not be able to secure additional sources of funds on reasonable terms if the Company's sources of liquidity are unavailable; and other factors detailed in the Company's filings with the Securities and Exchange Commission.

Corporate Headquarters: Korea Thrunet's principal offices are located at 1337-20, Seocho-2 dong, Seocho-ku, Seoul, Korea 137-751.

Phone: 822-3488-8826           Fax: 822-3488-8511        http://www.thrunet.com

                                      # # #